UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

1 August 2006

Commission file number: 1-14824

TNT N.V.

Neptunusstraat 41-63
2132 JA Hoofddorp
The Netherlands
(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

FORM 20-F ☒         FORM 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.)

YES ☐          NO ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

Explanatory note

This report Form 6-K contains the following press release:

Robust second quarter performance of TNT, 31 July 2006

31 July 2006

Robust second quarter performance of TNT

All the right connections

TNT press release

TNT
Driving
clean
REDEFINE WEIRD

2006 Second Quarter Results

2006 Second Quarter Results Highlights

Robust second quarter performance of TNT
Outlook adjusted upwards

10.7% operating income growth in the second quarter
•	Revenue growth in all business segments
•	All time record high margin in Express of 10.4%
•	Strong 21.2% Mail margin, partially supported by one-off items

Earnings per share from continuing operations up 13.4% to 50 cents

Full year outlook adjusted upwards
•	Mail operating margin increase from around 18.0% to around 18.5%
•	Express operating margin expected at the high end of 9.0%-9.5% range

Signing of the Logistics sale is now expected to take place during the third quarter

Key numbers	Q2 2006	Q2 2005	% Change	HY 2006	HY 2005	% Change
	€ mil	€ mil		€ mil	€ mil
Revenues	2,646	2,502	5.8%	5,293	4,932	7.3%
Operating income (EBIT)	342	309	10.7%	671	597	12.4%
Profit from continuing operations	210	200	5.0%	426	402	6.0%
Profit/(loss) from discontinued operations	(1)	9	-111.1%	(12)	1	-1300.0%
Profit/(loss) attributable to the shareholders	209	210	-0.5%	414	403	2.7%
Net cash from operating activities	124	327	-62.1%	427	392	8.9%
EPS (in € cents)	49.7	46.1	7.8%	96.7	88.6	9.1%
EPS from continuing operations (in € cents)	50.0	44.1	13.4%	99.5	88.4	12.6%

CEO Peter Bakker:

“I am very satisfied with our strong performance in Q2 and the first half of 2006. Our ‘Focus on Networks’ strategy is delivering strong growth and record margins in Express, and robust performance in Mail.

Based on the strong start to the year, I am pleased that we can upgrade our outlook for 2006. Also, the signing of the Logistics divestment should take place before the end of the third quarter. All-in-all, 2006 is expected to be a strong year for TNT.”

Press Release Q2 2006	Page 1 of 18

2006 Second Quarter Results Highlights

Summary

All business segments have realised increases in operating income during Q2. The Express Business Segment was up 15% and Mail was up 4%. Freight management also reported a small increase in the quarter. In total, operating income was up 10.7% on a 5.8% revenue increase. Earnings per share from continuing operations were up 13.4% and the interim dividend is increased by 18.2% per share.

The process to exit Logistics continues to be on track. Barring unforeseen circumstances, we now expect to be able to announce the signing of a transaction during the third quarter of 2006.

Review of operations

The Express Business Segment posted a record high operating margin of 10.4%, with total revenue growth of 8.8%. After allowing for the negative working-day-count effect, the organic revenue growth was double digit led, in percentage terms, by the emerging markets of Asia, the Middle East and Eastern Europe. Western Europe continued to grow well, particularly as regards international flows. Freight Management Business Segment reported good revenue growth and a margin improvement.

Mail continued to actively maintain its margin position in the Netherlands with progress in the masterplans, which have now achieved cumulative savings of € 266 million since inception, and positive price/mix effects. The second quarter margin was 21.2%, helped by a percentage point of one-offs, with increases in Mail Netherlands, Cross-border and Data and Document Management. European Mail Networks maintained its high rate of revenue growth, particularly in the UK and German ddressed business, helped along by small acquisitions.

Financial review

With the positive contributions from all segments, operating income increased by 10.7% to € 342 million, on revenue growth of 5.8%.

The net financial expense of € 11 million was expected to be higher than in the prior year due to the higher net debt from the share repurchase that concluded on 19 April. It also included a one-off tax related charge. Income taxes amounted to € 121 million, equating to an effective tax rate of 36.6%. This amount did include the one-off payment in respect of past tax returns, without which the effective rate would have been 34.7%.

The resulting profit from continuing operations was €  210 million, € 10 million more than last year. The loss from discontinued operations was € 1 million, to arrive at a profit for the period attributable to shareholders of €  209 million, being around last year’s € 210 million.

The net cash from operating activities at € 124 million was € 203 million below last year’s level due largely to the € 132 million tax refund and the phasing of tax payments last year. For the half year, the cash from operating activities was 8.9% better than last year.

Net debt closed at € 1,540 million, up from € 1,154 million at the end of the first quarter. The main components of the movement were the final phase of the share repurchase mentioned above (€ 216 million), the 2005 final dividend (€ 173 million) and net capital expenditure (€ 88 million), partially off-set by the net cash from operating activities.

The earnings per share from continuing operations were 50 cents, an increase of 13.4%. The 2006 interim dividend per share is 26 cents, an increase of 18.2%.

Discussions with various tax authorities are on-going. Our contingent liability, as previously disclosed, is unchanged.

Revised guidance

With a strong start to the year in Mail, we lift our operating margin guidance from ‘around 18%’ to ‘around 18.5%’. In the European Mail Networks, we previously expected total revenue growth (organic and small ‘bolt-on’ acquisitions) of ‘20% to 25%’. We now revise this upwards to the range ‘25% to 30%’. Our guidance for the Express Business Segment remains intact. However, we now expect that we will post a full year margin towards the high end of the ‘9.0% to 9.5%’ guidance range. All other guidance is unaltered.

Significant events since first quarter

10 April	Reorganisation of sorting centres in line with masterplans announced

20 April	TNT’s contingent tax liability reduces significantly

20 April	Annual General Meeting of Shareholders

26 April	Brand campaign launched: ‘It’s our business to deliver yours’

2 May	TNT sells ID Company Fashion to WE International

16 May	TNT Post acquires TWM Italia – doubling market share in “door to door” market

17 May	Acquisition JD Williams – TNT Post UK enters consumer parcels market

24 May	TNT pilots soot filter retrofits in the Netherlands

31 May	Delisting Frankfurt Stock Exchange effective 1 June 2006

Press Release Q2 2006	Page 2 of 18

Q2 Summary

Group Summary	Q2 2006	Q2 2005		% Change
	€ mil	€ mil	Operational	Fx	Total

Revenues	2,646	2,502	6.3%	-0.5%	5.8%
Operating income (EBIT)	342	309	11.0%	-0.3%	10.7%
Profit from continuing operations	210	200	5.5%	-0.5%	5.0%
Profit/(loss) from discontinued operations	(1)	9	-100.0%	-11.1%	-111.1%
Profit/(loss) attributable to the shareholders	209	210	0.0%	-0.5%	-0.5%

Segment Summary	Q2 2006	Q2 2005		% Change
	€ mil	€ mil	Operational	Fx	Total

Express
Express Business Segment
Revenues	1,465	1,347	9.5%	-0.7%	8.8%
Operating income (EBIT)	153	133	15.8%	-0.8%	15.0%
Operating margin	10.4%	9.9%

Freight Management Business Segment
Revenues	208	194	7.2%	0.0%	7.2%
Operating income (EBIT)	5	3	66.7%	0.0%	66.7%
Operating margin	2.4%	1.5%

Mail
Revenues	985	958	2.8%	0.0%	2.8%
Operating income (EBIT)	209	201	4.0%	0.0%	4.0%
Operating margin	21.2%	21.0%

Non-allocated	(25)	(28)	10.7%	0.0%	10.7%

Operating income (EBIT)	342	309	11.0%	-0.3%	10.7%

Comparative 2005 figures are adjusted for the impact of the Focus strategy, including: the decision to divest Logistics; the transfers of Innight from Logistics to Express and Cendris UK from Mail to Express; and the reporting of Freight Management as a separate business segment.

Press Release Q2 2006	Page 3 of 18

Half Year Summary

Group Summary	HY 2006	HY 2005		% Change
	€ mil	€ mil	Operational	Fx	Total
Revenues	5,293	4,932	7.1%	0.2%	7.3%
Operating income (EBIT)	671	597	12.4%	0.0%	12.4%
Profit from continuing operations	426	402	6.0%	0.0%	6.0%
Profit/(loss) from discontinued operations	(12)	1	-1300.0%	0.0%	-1300.0%
Profit/(loss) attributable to the shareholders	414	403	2.5%	0.2%	2.7%

Segment Summary	HY 2006	HY 2005		% Change
	€ mil	€ mil	Operational	Fx	Total

Express
Express Business Segment
Revenues	2,908	2,616	11.0%	0.2%	11.2%
Operating income (EBIT)	277	228	21.5%	0.0%	21.5%
Operating margin	9.5%	8.7%

Freight Management Business Segment
Revenues	406	377	6.6%	1.1%	7.7%
Operating income (EBIT)	7	4	75.0%	0.0%	75.0%
Operating margin	1.7%	1.1%

Mail
Revenues	1,998	1,931	3.4%	0.1%	3.5%
Operating income (EBIT)	431	416	3.6%	0.0%	3.6%
Operating margin	21.6%	21.5%

Non-allocated	(44)	(51)	13.7%	0.0%	13.7%

Operating income (EBIT)	671	597	12.4%	0.0%	12.4%

Comparative 2005 figures are adjusted for the impact of the Focus strategy, including: the decision to divest Logistics; the transfers of Innight from Logistics to Express and Cendris UK from Mail to Express; and the reporting of Freight Management as a separate business segment.

Press Release Q2 2006	Page 4 of 18

Business Highlights – Express

Express Business Segment

All time record operating margin of 10.4%

Double digit revenue growth, day-count adjusted

Volume growth in all customer segments

Express Business Segment Summary	Q2 2006	Q2 2005	% Change	HY 2006	HY 2005	% Change
	€ mil	€ mil		€ mil	€ mil
Revenues	1,465	1,347	8.8%	2,908	2,616	11.2%
Operating income (EBIT)	153	133	15.0%	277	228	21.5%
Operating margin	10.4%	9.9%		9.5%	8.7%

2005 figures have been adjusted for comparative purposes.

Q2, always a strong quarter for the Express Business Segment, was highlighted this time by a record operating margin performance of 10.4%. Revenue growth remained robust at 9.5%, excluding the adverse 0.7% foreign exchange impact. Organic revenue growth of 7.3% was affected by the three fewer working days, which meant that the estimated underlying rate was 11%. Acquisitions, principally TG+ in Spain, provided the additional 2.2% of revenue growth. The adverse effect of the timing of Easter on second quarter operating margin, mentioned last quarter, was negated by beneficial one-off effects.

The growth in international (i.e. cross border) flows continued to exceed the growth in domestic. All customer segments saw revenue increases, although the biggest were amongst the global accounts. The “It’s our business to deliver yours” international campaign was launched in Express to expand TNT brand awareness in all customer categories but with emphasis on small and medium sized.

With fine tuning of the air network and increased volumes, air utilization approached 80%. International road volume growth in Europe remained ahead of air.

Revenue Analysis	Q2 2006	Q2 2005	% Change		% Change
	€ mil	€ mil		Organic	Acq	Fx
Express Europe	1,202	1,105	8.8%	6.7%	2.6%	-0.5%
Express Rest of the World	263	242	8.7%	10.4%	0.0%	-1.7%
Express Business Segment	1,465	1,347	8.8%	7.3%	2.2%	-0.7%

2005 figures have been adjusted for comparative purposes.

Revenue Analysis	HY 2006	HY 2005	% Change		% Change
	€ mil	€ mil		Organic	Acq	Fx
Express Europe	2,390	2,160	10.6%	8.1%	2.7%	-0.2%
Express Rest of the World	518	456	13.6%	11.2%	0.0%	2.4%
Express Business Segment	2,908	2,616	11.2%	8.8%	2.2%	0.2%

2005 figures have been adjusted for comparative purposes.

In Europe, strongest top-line growth amongst the more established markets continued to come from Benelux, Germany and Italy. However, in percentage terms, Eastern Europe raced ahead, with growth of over 30% in total.

In the Rest of World, Australia remained in positive growth, with the ongoing improvement in the domestic business. China, the rest of Asia and the Middle East were in firm double-digit growth, based mainly on the international flows.

Press Release Q2 2006	Page 5 of 18

Business Highlights – Freight Management Segment

Freight Management Business Segment

Good progress in revenue growth and margin improvement

Outcome of evaluation of synergies expected in Q3

Freight Management Summary	Q2 2006	Q2 2005	% Change		% Change
	€ mil	€ mil		Organic	Acq	Fx
Revenues	208	194	7.2%	7.2%	0.0%	0.0%
Operating income (EBIT)	5	3	66.7%
Operating margin	2.4%	1.5%

Freight Management Summary	HY 2006	HY 2005	% Change		% Change
	€ mil	€ mil		Organic	Acq	Fx
Revenues	406	377	7.7%	6.6%	0.0%	1.1%
Operating income (EBIT)	7	4	75.0%
Operating margin	1.7%	1.1%

Organic revenue growth was 7.2%, or an estimated 12% day-count adjusted, mainly from Nordic outbound volumes. Ocean revenues, helped by additional shipping capacity in the market, were slightly ahead of air.

The margin improvement came from the higher volumes and lower amortisation costs. The review of synergies between Freight Management and Express is nearing conclusion. An outcome is expected in Q3.

Press Release Q2 2006	Page 6 of 18

Business Highlights - Mail

High operating margin of 21.2%

Further strong revenue growth in EMN, with new initiatives in the UK

Another € 17 million of savings from Masterplans

Mail Summary	Q2 2006	Q2 2005	% Change	HY 2006	HY 2005	% Change
	€ mil	€ mil		€ mil	€ mil
Revenues	985	958	2.8%	1,998	1,931	3.5%
Operating income (EBIT)	209	201	4.0%	431	416	3.6%
Operating margin	21.2%	21.0%		21.6%	21.5%

2005 figures have been adjusted for comparative purposes.

Mail slightly exceeded last year’s high operating margin of 21.0%, helped by an increased amount of one-off items, the main elements of which were € 18 million positive in respect of a lower estimate of the accrual for unused stamps and € 14 million positive in respect of real estate gains. These items were partially off-set by the establishment of a € 24 million provision in respect of the sorting centres reorganisation announced on 10 April 2006. Excluding these items, the operating margin would have been around 20%. The masterplan savings in the quarter were € 17 million, the biggest driver of which was automatic sequence sorting.

The strong revenue expansion outside the Netherlands from European Mail Networks more than made up for the declines in the Netherlands.

The main business development initiatives in EMN were in the UK, with the imminent launch of end-to-end delivery in two cities and the B2C parcels service, providing a broader platform for growth in that market.

Revenue Analysis	Q2 2006	Q2 2005	% Change		% Change
	€ mil	€ mil		Organic	Acq	Fx
Mail Netherlands	627	643	-2.5%	-2.0%	-0.5%	0.0%
European Mail Networks	183	145	26.2%	20.7%	5.5%	0.0%
Cross-border Mail	127	125	1.6%	1.6%	0.0%	0.0%
Data and Document Management	48	45	6.7%	-2.2%	8.9%	0.0%
Mail	985	958	2.8%	1.9%	0.9%	0.0%

2005 figures have been adjusted for comparative purposes.

Revenue Analysis	HY 2006	HY 2005	% Change		% Change
	€ mil	€ mil		Organic	Acq	Fx
Mail Netherlands	1,295	1,311	-1.2%	-1.0%	-0.2%	0.0%
European Mail Networks	346	279	24.0%	20.1%	3.9%	0.0%
Cross-border Mail	257	251	2.4%	1.6%	0.0%	0.8%
Data and Document Management	100	90	11.1%	1.1%	10.0%	0.0%
Mail	1,998	1,931	3.5%	2.5%	0.9%	0.1%

2005 figures have been adjusted for comparative purposes.

Mail Netherlands revenues declined by 2.0% organically. Positive price/mix effects partially off-set the addressed mail volume decline of 6.3% (-3.6% in domestic mail and -10.4% in direct). The result was affected by both elections (the decline was 5.4%, election adjusted) and one fewer working day compared to last year. The small acquisition effect related to the sale of a non-core activity. For the half year, the addressed mail volume decline was 3.8%, within the long-term expected range of 3% to 4% per year on average.

European Mail Networks total revenues grew 26.2%, the largest factor being the addressed mail growth in the UK and Germany. ‘Bolt-on’ acquisitions, mainly in Germany, contributed 5.5% growth.

Cross-border continued to benefit from the upturn in parcels and Dutch outbound activities, recording a 1.6% organic increase.

Data and Document Management revenues were up 6.7% in total, explained by the Euro Mail acquisition last year and a small organic decline.

Press Release Q2 2006	Page 7 of 18

Business Highlights - Discontinued Operations

The revenue information on discontinued operations, described below, is excluded from group revenues. The post-tax profit/(loss) from discontinued operations, also described below, is included in the group’s consolidated statement of income on a separate line ‘profit/(loss) from discontinued operations’.

Over 4% organic revenue growth

Business remains stable

Discontinued Logistics Business	Q2 2006	Q2 2005	% Change	HY 2006	HY 2005	% Change
Summary	€ mil	€ mil		€ mil	€ mil
Revenues	882	908	-2.9%	1,757	1,773	-0.9%
Operating income (EBIT)	27	34	-20.6%	47	49	-4.1%
Profit/(loss) from discontinued operations	(1)	9		(12)	1

2005 figures have been adjusted for comparative purposes.

Organic revenue growth was 4.1%, further testifying to the stability of the business during the sale process. Total revenues were down on last year due to the, already completed, sale of the French operations.

Operating income was € 27 million. The decrease versus last year is more than explained by the costs related to the sale. The underlying operating margin improved. (Note that depreciation is not charged on assets held for sale.)

The loss from discontinued operations included a net financial expense of € 20 million and income taxes of € 8 million. € 15 million of the net financial expense was payable to group companies included in continuing operations.

Press Release Q2 2006	Page 8 of 18

Consolidated Statements of Income

Consolidated statements of income	Q2 2006	Q2 2005	HY 2006	HY 2005
	€ mil	€ mil	€ mil	€ mil

Net sales	2,622	2,489	5,245	4,908
Other operating revenues	24	13	48	24
Total revenues	2,646	2,502	5,293	4,932

Other income	20	3	30	9

Cost of materials	(101)	(92)	(196)	(176)
Work contracted out and other external expenses	(1,139)	(1,031)	(2,291)	(2,022)
Salaries and social security contributions	(885)	(847)	(1,760)	(1,704)
Depreciation, amortisation and impairments	(78)	(77)	(155)	(151)
Other operating expenses	(121)	(149)	(250)	(291)
Total operating expenses	(2,324)	(2,196)	(4,652)	(4,344)

Operating income	342	309	671	597

Interest and similar income	59	59	96	71
Interest and similar expenses	(70)	(67)	(108)	(69)

Net financial (expense)/income	(11)	(8)	(12)	2

Results from investments in associates	0	(1)	(1)	(2)

Profit before income taxes	331	300	658	597
Income taxes	(121)	(100)	(232)	(195)

Profit from continuing operations	210	200	426	402

Profit/(loss) from discontinued operations	(1)	9	(12)	1

Profit for the period	209	209	414	403
Attributable to:
Minority interests	0	(1)	0	0
Shareholders	209	210	414	403

EPS (in € cents)*	49.7	46.1	96.7	88.6

Number of employees	128,671	124,339
Full time equivalent employees	90,891	88,343

2005 figures have been adjusted for comparative purposes.

*	Based on an average number of 428.1 million ordinary shares, including ADS (2005: 454.6 million).
The total number of shares outstanding as of 30 June, 2006, was 423.3 million, including 4.4 million treasury shares.

Press Release Q2 2006	Page 9 of 18

Quarterly Information Express

€ mil	Q2 2006	Q2 2005

EXPRESS BUSINESS SEGMENT & FREIGHT MANAGEMENT BUSINESS SEGMENT

Express Europe
Revenues	1,202	1,105
Growth %	8.8%	9.4%
Organic	6.7%	9.6%
Acquisition / Disposal	2.6%	0.1%
Fx	-0.5%	-0.3%

Express Rest of the World
Revenues	263	242
Growth %	8.7%	14.7%
Organic	10.4%	12.8%
Acquisition / Disposal	0.0%	0.0%
Fx	-1.7%	1.9%

Express Business Segment
Revenues	1,465	1,347
Growth %	8.8%	10.3%
Organic	7.3%	10.1%
Acquisition / Disposal	2.2%	0.1%
Fx	-0.7%	0.1%

Working days	60	63
Core consignments (mil)	46.3	44.2
Core kilos (mil)	816.5	759.5
Core revenue quality yield improvement	1.4%	6.2%

Operating income (EBIT)	153	133
Operating margin	10.4%	9.9%
2005 figures have been adjusted for comparative purposes.

Freight Management
Revenues	208	194
Growth %	7.2%
Organic	7.2%
Acquisition / Disposal	0.0%
Fx	0.0%

Operating income (EBIT)	5	3
Operating margin	2.4%	1.5%

Press Release Q2 2006	Page 10 of 18

Quarterly Information Mail

€ mil	Q2 2006	Q2 2005

MAIL

Mail Netherlands
Revenues	627	643
Growth %	-2.5%	0.6%
Organic	-2.0%	0.6%
Acquisition / Disposal	-0.5%	0.0%
Fx	0.0%	0.0%
Addressed mail pieces (millions)	1,168	1,246
Growth %	-6.3%	-2.5%
Working days	62	63

European Mail Networks
Revenues	183	145
Growth %	26.2%	19.8%
Organic	20.7%	19.8%
Acquisition / Disposal	5.5%	0.0%
Fx	0.0%	0.0%

Cross-border Mail
Revenues	127	125
Growth %	1.6%	-8.1%
Organic	1.6%	-8.1%
Acquisition / Disposal	0.0%	0.0%
Fx	0.0%	0.0%
Data and Document Management
Revenues	48	45
Growth %	6.7%	15.4%
Organic	-2.2%	10.3%
Acquisition / Disposal	8.9%	5.1%
Fx	0.0%	0.0%

Total Mail
Revenues	985	958
Growth %	2.8%	2.5%
Organic	1.9%	2.3%
Acquisition / Disposal	0.9%	0.2%
Fx	0.0%	0.0%

Operating income (EBIT)	209	201
Operating margin	21.2%	21.0%

2005 figures have been adjusted for comparative purposes.

Press Release Q2 2006	Page 11 of 18

Consolidated Cash Flow Statements

	Q2 2006	Q2 2005	HY 2006	HY 2005
	€ mil	€ mil	€ mil	€ mil

Profit before income taxes	331	300	658	597
Adjustments for:
Depreciation, amortisation and impairments	78	77	155	151
Share based payments	3	2	5	4
Investment income:
Profit /loss on sale of property, plant and equipment	(21)	(3)	(29)	(9)
Interest and similar income	(59)	(32)	(96)	(71)
Foreign exchange gains	2	0	1	1
Foreign exchange (losses)	0	0	0	0
Interest and similar expenses	68	40	107	68
Results from investments in associates	0	1	1	2
Changes in provisions:
Pension liabilities	(33)	(42)	(50)	(54)
Other provisions	18	20	9	20
Changes in working capital:
Inventory	(1)	(3)	0	(1)
Accounts receivable	(9)	16	(13)	(6)
Other current assets	(56)	28	(45)	(44)
Trade payables	27	(22)	11	(57)
Other current liabilities excl. short term financing and taxes	(117)	(120)	(121)	(65)

Cash generated from operations	231	262	593	536
Interest paid	(48)	(36)	(66)	(44)
Income taxes paid	(59)	101	(100)	(100)

Net cash from operating activities	124	327	427	392

Acquisition of group companies (net of cash)	(9)	(13)	(39)	(14)
Disposals of group companies and joint ventures	10	0	10	0
Investment in associates	(7)	(5)	(8)	(7)
Disposals of associates	0	0	0	0
Capital expenditure on intangible assets	(26)	(20)	(53)	(34)
Disposal of intangible assets	0	1	0	2
Capital expenditure on property, plant and equipment	(70)	(56)	(131)	(98)
Proceeds from sale of property, plant and equipment	8	2	17	11
Other changes in (financial) fixed assets	2	(5)	4	4
Changes in minority interests	0	(3)	3	(3)
Interest received	11	23	23	27

Net cash used in investing activities	(81)	(76)	(174)	(112)

Repurchase of shares	(216)	0	(849)	(259)
Other equity changes	6	(13)	40	(12)
Proceeds from long term borrowings	1	18	1	22
Repayments to long term borrowings	0	(1)	(23)	(5)
Proceeds from short term borrowings *	403	0	856	2
Repayments to short term borrowings	(7)	(67)	(150)	(91)
Proceeds from finance lease	0	1	7	2
Repayments to finance lease	0	0	(1)	(1)
Dividends paid	(173)	(168)	(173)	(168)
Financing relating to our discontinued logistics business	(55)	21	(79)	16

Net cash used in financing activities	(41)	(209)	(371)	(494)

Changes in cash	2	42	(118)	(214)

Cash as reported in the previous period	436	356	559	633
changes in discontinued business	1	0	(1)	(70)
Cash at beginning of the period	437	356	558	563
Adoption of IAS 32/39 per I January 2005 *	0	0	0	46
Exchange rate differences	(4)	4	(5)	7
Changes in cash	2	42	(118)	(214)
Cash at end of period	435	402	435	402

2005 figures have been adjusted for comparative purposes.
* On adoption of IAS 32 as of 1 January 2005, bankoverdraft of €46 million was no longer netted off from cash and cash equivalents.

Press Release Q2 2006	Page 12 of 18

Consolidated Balance Sheets

	30 Jun	31 Dec
	2006	2005
	€ mil	€ mil

Goodwill	1,667	1,626
Other intangible assets	241	212
Intangible assets	1,908	1,838

Land and buildings	795	805
Plant and equipment	306	313
Other	366	390
Construction in progress	70	44
Property, plant and equipment	1,537	1,552
Investments in associates	55	47
Other loans receivable	10	13
Deferred tax assets	187	188
Prepayments and accrued income	23	25
Financial fixed assets	275	273

Total non-current assets	3,720	3,663

Inventory	25	29
Accounts receivable	1,521	1,471
Income tax receivable	78	78
Prepayments and accrued income	258	218
Cash and cash equivalents	435	559
Total current assets	2,317	2,355

Assets held for sale	2,404	2,378

Total assets	8,441	8,396

Equity attributable to the equity holders of the parent	2,678	3,262
Minority interests	21	17
Total equity	2,699	3,279
Deferred tax liabilities	244	233
Provisions for pension liabilities	86	136
Other employee benefit obligations	56	49
Other provisions	107	105
Long-term debt	1,071	1,071
Accrued liabilities	16	14

Total non-current liabilities	1,580	1,608

Trade accounts payables	339	320
Short term provisions	33	29
Other current liabilities	1,224	571
Income tax payable	356	233
Accrued current liabilities	1,038	1,126
Total current liabilities	2,990	2,279
Liabilities related to assets classified as held for sale	1,172	1,230

Total liabilities and equity	8,441	8,396

Press Release Q2 2006	Page 13 of 18

Additional information

Capital expenditure on property, plant and equipment and other intangible assets

	Q2 2006	Q2 2005	HY 2006	HY 2005
	€ mil	€ mil	€ mil	€ mil

Express Business Segment	67	45	134	81
Freight Management	1	1	2	2
Mail	26	25	44	43
Non-allocated	2	5	4	6
Total	96	76	184	132

Movement in equity attributable to the equity holders of the parent

	Q2 2006	Q2 2005	HY 2006	HY 2005
	€ mil	€ mil	€ mil	€ mil

Opening balance	2,855	3,263	3,262	3,057
Profit/(loss) attributable to the shareholders	209	210	414	403
Foreign exchange effects and other	(9)	21	(26)	39
Repurchases of shares	(216)	0	(849)	0
Other reserves	12	(5)	50	(10)
Cash dividend	(173)	(168)	(173)	(168)
Closing balance	2,678	3,321	2,678	3,321

Net debt
	30 Jun	31 Dec
	2006	2005
	€ mil	€ mil
Short term debt	904	213
Long term debt	1,071	1,071
Total interest bearing debt	1,975	1,284
Cash and cash equivalents	(435)	(559)
Net debt	1,540	725

2005 figures have been adjusted for comparative purposes.

Press Release Q2 2006	Page 14 of 18

US GAAP Reconciliation

Profit attributable to the shareholders

	HY 2006	HY 2005
	€ mil	€ mil

Profit attributable to the shareholders under IFRS	414	403
Adjustments for:
Employee benefits	6	(23)
Other intangible assets amortisation	(2)	0
Our discontinued logistics business	(78)	0
Other	7	(1)
Tax effect of adjustments	6	6
Profit attributable to the shareholders under US GAAP	353	385
of which related to discontinued operations	(28)	(17)
of which related to continued operations	381	402
Profit per ordinary share /ADS under US GAAP * (in € cents)	82.5	84.7
Profit per diluted ordinary share /ADS under US GAAP ** (in € cents)	82.0	84.6

*	Based on an average number of 428.1 million ordinary shares, including ADS (2005: 454.6 million).
**	Based on an average number of 430.7 million diluted ordinary shares, including ADS (2005: 455.3 million).

Equity for the equity holders of the parent

	30 Jun	29 Jun
	2006	2005
	€ mil	€ mil

Total equity	2,699	3,281
Minority interest	(21)	40
Equity for the equity holders of the parent under IFRS	2,678	3,321
Adjustments for:
Employee benefits	24	13
Goodwill and other long-lived intangible assets	36	98
Other intangible assets amortisation	(12)	(26)
Minimum pension liability	(587)	(455)
Our discontinued logistics business	(86)	0
Other	1	8
Deferred taxes on adjustments	51	50
Equity for the equity holders of the parent under US GAAP	2,105	3,009

2005 figures have been adjusted for comparative purposes.

Press Release Q2 2006	Page 15 of 18

Financial Calendar

Financial Calendar 2006

Tuesday	1 August, 2006	Ex-interim dividend date

Tuesday	8 August, 2006	Payment of interim dividend

Monday	30 October, 2006	Publication of 2006 third quarter results

Press Release Q2 2006	Page 16 of 18

Contact Information

Additional information available at http://group.tnt.com

Mike Richardson
Director Investor Relations
Phone	+31 20 500 6241
Fax	+31 20 500 7515
Email	mike.richardson@tnt.com

David van Hoytema
Manager Investor Relations
Phone	+31 20 500 6597
Fax	+31 20 500 7515
Email	david.van.hoytema@tnt.com

Sabine Post – de Jong
Manager Investor Relations
Phone	+31 20 500 6242
Fax	+31 20 500 7515
Email	sabine.post@tnt.com

Pieter Schaffels
Director Media Relations
Phone	+31 20 500 6171
Fax	+31 20 500 7520
Email	pieter.schaffels@tnt.com

Daphne Andriesse
Senior Press Officer Media Relations
Phone	+31 20 500 6224
Fax	+31 20 500 7520
Email	daphne.andriesse@tnt.com

Published by:
TNT N.V.
Neptunusstraat 41-63
2132 JA Hoofddorp
P.O. Box 13000
1100 KG Amsterdam

Phone	+31 20 500 6000
Fax	+31 20 500 7000
Email	investorrelations@tnt.com
Internet	www.tnt.com/group

Press Release Q2 2006	Page 17 of 18

Warning about forward-looking statements

Some statements in this press release are "forward-looking statements" within the meaning of U.S. federal securities laws. We intend that these statements be covered by the safe harbors created under these laws. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. These forward-looking statements involve known and unknown risks, uncertainties and other factors that are outside of our control and impossible to predict and may cause actual results to differ materially from any future results expressed or implied. These forward-looking statements are based on current expectations, estimates, forecasts, analyses and projections about the industries in which we operate and management's beliefs and assumptions about future events. In addition to the assumptions specifically mentioned in this press release, important factors that could cause actual results to differ materially from those expressed or implied include, but are not limited to, the results and the timing of the conclusion of our tax investigations and our discussions or disagreements with other tax authorities and the other factors discussed in our annual report on Form 20-F and our other reports filed with the US Securities and Exchange Commission. Given these uncertainties, no assurance can be given as to our future results and achievements. You are cautioned not to put undue reliance on these forward-looking statements, which only speak as of the date of this press release and are neither predictions nor guarantees of future events or circumstances. We do not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws.

Press Release Q2 2006	Page 18 of 18

TNT N.V. provides businesses and consumers worldwide with an extensive range of services for their mail and express delivery needs. Headquartered in the Netherlands, TNT offers efficient network infrastructures in Europe and Asia and is expanding operations worldwide to maximize its network performance. TNT serves more than 200 countries and employs over 128,000 people (over 163,500 people including the division Logistics which is intended to be divested). In the first half of 2006, TNT reported € 5.3 billion in revenues (over 7 billion including Logistics). TNT N.V. is publicly listed on the stock exchanges of Amsterdam, New York and Frankfurt. TNT recognizes its social responsibility, and has formed partnerships with the United Nations World Food Programme and the United Nations Environmental Programme to fight hunger and pollution in the world. More information about TNT can be found on its website http://group.tnt.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TNT N.V.

By: /s/ Pieter Schaffels

Name: Pieter Schaffels
Title: Group Media Relations Director

Date: 1 August 2006